FINANCIAL STATEMENT

Transamerica Financial Advisors, Inc.
Year Ended December 31, 2017
With Report of Independent Registered Public
Accounting Firm
(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)

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UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECFILENUMBER
8-33429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
570 Carillon Parkway
(No. and Street)

St. Petersburg	FL	33716
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Beitzel (319) 355-2802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1 N. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Brian J. Beitzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Financial Advisors, Inc. as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Brian J. Beitzel, CFO

Breannon State
Notary Public

NOTARIAL SEAL
BREANNON STATE
Commission Number 751275
My Commission Expires
February 19, 2020

This report ** contains (check all applicable boxes):

(X)... (a) Facing Page.
(X)... (b) Statement of Financial Condition.
(X)... (c) Statement of Operations.
(X)... (d) Statement of Cash Flows.
(X)... (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( )... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)... (g) Computation of Net Capital.
( )... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )... (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( )... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)... (l) An Oath or Affirmation.
( )... (m) A copy of the SIPC Supplemental Report.
( )... (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL

TRANSAMERICA FINANCIAL ADVISORS, INC.
FINANCIAL STATEMENT AND SUPPLEMENTAL INFORMATION
Year Ended December 31, 2017

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Transamerica Financial Advisors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Transamerica Financial Advisors, Inc. (the "Company") as of December 31, 2017, and the related statements of income, of changes in stockholders' equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying computation of net capital pursuant to SEC Rule 15c3-1 and statement regarding SEC Rule 15c3-3 are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the



computation of net capital pursuant to SEC Rule 15c3-1 and statement regarding SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 28, 2018

We have served as the Company's auditor since 2014.

TRANSAMERICA FINANCIAL ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except share data)
December 31, 2017

Assets

Cash and cash equivalents	$	20,710
Cash segregated under federal regulation		250
Investments in securities, at fair value		906
Receivables from clearing broker		675
Commissions receivable		1,333
Deferred tax asset, net		822
Agent notes receivable		360
Commissions receivable affiliated		229
Other receivables		4,502
Prepaid expenses and other assets		950
Total assets	**$**	**30,737**

Liabilities and stockholders' equity

Liabilities

Due to affiliates	$	4,594
Legal fees payable		3,060
Commissions payable		1,119
Payable to Parent under tax allocation agreement		372
Other liabilities		5,231
Total liabilities		**14,376**

Stockholders' equity

Common stock, one dollar par value, 5,000 shares authorized; 1,209 issued and outstanding		2
Additional paid-in capital		15,782
Retained earnings		577
Total stockholders' equity		**16,361**
Total liabilities and stockholders' equity	**$**	**30,737**

The accompanying notes are an integral part of these financial statements

TRANSAMERICA FINANCIAL ADVISORS, INC.
NOTES TO FINANCIAL STATEMENT
(Dollars in thousands)

1. Organization

Transamerica Financial Advisors, Inc. (the "Company") is 10.8% owned by Commonwealth General Corporation ("CGC"), 37.6% owned by AEGON Asset Management Service, Inc. ("AAM"), and 51.6% owned by AUSA Holding, LLC ("AUSA"), AUSA is 100% owned by Transamerica Corporation ("Transamerica", the "Parent"). Transamerica, CGC, and AAM are indirect wholly owned subsidiaries of AEGON N.V. ("AEGON"), a public limited liability share company organized under Dutch law. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In addition, the Company is an investment advisor under the Investment Advisors Act of 1940. The Company markets financial products for both affiliated and nonaffiliated companies, such as variable annuities, variable life insurance, mutual funds, fixed annuities, advisory programs, and certain securities to investors throughout the United States.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

Discontinued Operations

On November 3, 2015, Transamerica announced that John Hancock Financial Network, Inc. ("JHFN") acquired certain assets of Transamerica Financial Advisors, Inc., Transamerica's independent broker-dealer and registered investment adviser headquartered in St. Petersburg, FL. Following the close in the second quarter of 2016, approximately 80 Transamerica employees who supported the Company and more than 800 advisors became affiliated with Signator Investors, Inc. ("Signator"), a broker-dealer of John Hancock Financial Network. The transaction represented the sale of a certain distribution channel of the Company; however, Transamerica continues to support its retail broker-dealer, which has 3,000-plus affiliated registered representatives.

The Company transaction closed on May 13, 2016. In accordance with the terms of the purchase agreement, 75% of the purchase price was paid at closing and the remainder was structured as an earn-out to be paid 12 months after closing. The cash received attributed 75% of the purchase price amounted to $47,745 (calculated as base consideration +/- closing consideration adjustment amount multiplied by 75%).

Contingent consideration generally represents an obligation of the acquirer to transfer additional assets or equity interests to the selling Company if future events occur or conditions are met. The Company's purchase agreement specified that 25% of the purchase price was to be paid after a 12-month earn-out period based on the number of the Company financial advisors who remain affiliated with Signator at that time. This earn-out consideration had been accounted for as contingent consideration. The Company received $7,933 in 2017, which impacted the Statement of Cash Flows and recorded a change in the fair value of the contingent consideration of $4,705 due a decrease in the contingent consideration amount.

The Company determined that the transaction met the criteria of a discontinued operation as the sale represented a strategic shift that had a significant effect on the operations of the Company.

(Dollars in thousands)

Estimates

The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and money market funds with original maturities of three months or less. Cash and cash equivalents, except money market funds, are primarily valued at amortized cost, which approximates fair value. Money market funds are valued based at amortized cost, which approximates fair value. At December 31, 2017, the Company had cash accounts which exceeded federally insured limits, and are therefore not subject to FDIC insurance with $6.2 million in deposits at M&T Bank, $3.4 million at Bank of America, including $0.3 million of segregated cash and $11.3 million at Wells Fargo Bank.

Cash Segregated under Federal Regulation

Represents special reserve funds for the exclusive benefit of customers required by SEC Rule 15c3-3 and relates to the 15c3-3 (k)(2)(i) exemption the Company claims.

Investments in Securities

The Company's investments at year-end consist primarily of equity securities, mutual funds, and exchange traded funds, and money market funds, which are reported at fair value.

Receivables from Clearing Broker

Receivables from clearing broker are related to cash and cash equivalents held at Pershing, the clearing broker dealer, where the transactions are cleared on a fully disclosed basis.

Commissions Receivable

Commissions receivable represents non-affiliated agency checks, 12b-1 fee accruals, insurance trails, mutual fund time of sale commissions, and advisory fees earned but not yet received.

Deferred Income Taxes

State and federal deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate.

Agent Notes Receivable

Agent notes receivable balance represents all of the uncollected fee balances for the Company's non-provider companies.

Commissions Receivable Affiliated

Commissions receivable affiliated represents 12b-1 fees, insurance trails, and brokerage commission accruals.

Other Receivables

The Company's other receivables represent unprocessed suspended transactions and advanced commissions.

Prepaid Expenses

Prepaid assets consist of monthly FINRA licensing fees paid directly through the FINRA CRD (Central Registration Depository) account as well as prepaid annual FINRA assessments. These assessments and fees are amortized over the term of the coverage period.

Other prepaid expenses are amortized over the term of the coverage period.

Due to affiliates

The Company is a party to a cost sharing agreement with affiliates in order to facilitate payments associated with employee costs, accounts payable services, underwriting services, payables associated with sales of insurance products, and other miscellaneous expenses. The Company settles with the Parent regularly based on net capital positions in order to keep these liabilities current.

Legal Fees Payable

Legal fees payable represents an accrual, which was booked in connection with regulatory matters, legal fees and other matters. The Company's provision also includes amounts reserved in connection with an investigation by the SEC related to the use of certain models in the Transamerica I-Series® ("I-Series") and Transamerica One programs. The models at issue in the investigation were managed by AEGON USA Investment Management, LLC. ("AUIM") and by F-Squared Investments, Inc. ("F-Squared"). The investigation also concerns whether appropriate disclosures were made regarding these matters. These strategies are no longer offered by the Company and neither AUIM nor F-Squared currently provide model management services to the Company. The Company is cooperating in the investigation, which it believes will conclude in 2018.

Commissions Payable

Commissions payable represents 12b-1 fee, insurance, brokerage commissions, advances, and advisory accruals to registered representatives.

Other Liabilities

Other liabilities consist of employee accruals, accounts payable, unprocessed cash transactions, unprocessed suspended transactions, advanced commissions, and uncollected outstanding fees.

3. Fair Value Measurements and Fair Value Hierarchy

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest

(Dollars in thousands)

priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized as follows:

- *Level 1*. Unadjusted quoted prices for identical assets or liabilities in an active market that the company has ability to access at measurement date.

- *Level 2*. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets

  b) Quoted prices for identical or similar assets or liabilities in non-active markets

  c) Inputs other than quoted market prices that are observable

  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3*. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Both observable and unobservable inputs may be used to determine the fair value of positions classified in Level 3. The circumstances for using unobservable measurements include those in which there is little, if any, market activity for the assets or liabilities. Therefore, the Company must make assumptions about inputs that a hypothetical market participant would use to value the assets or liabilities.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2017:

	December 31, 2017			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets				
Mutual funds (a)(c)	$ 29	$ -	$ -	$ 29
Equity securities (b)(c)	234	-	-	234
Exchange traded funds (c)	-	108	-	108
Money market funds (c)(d)	-	6,252	-	6,252
Total assets	**$ 263**	**$ 6,360**	**$ -**	**$ 6,623**

(a) Mutual funds are carried at the daily close price.

(b) These investments are valued based on daily market close price of the underlying securities held in each account.

(c) These investments are included as investments in securities on the Statement of Financial Condition.

(Dollars in thousands)

(d) Cash equivalents of $5,717 are primarily valued at amortized cost, which approximates fair value. Operating cash is not included in the above table.

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Money market funds	$ 6,252	$ -	any dealing day	0 days
Total	**$ 6,252**			

4. Income Taxes

The Company's federal income and state tax return (where applicable) is consolidated with other included affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in any carryback or carry forward year when so applied. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contribution or distributions to the Parent. Under this agreement, the Company received contributions from Transamerica, AAM, and CGC of $59, $43, and $12, respectively, during the year ended December 31, 2017, as a result of tax sharing. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity. A tax return has not been filed for 2017.

The Company has received cash payments related to taxes of $1,220 from the Parent from the filing of the 2016 return and estimated 2017 payments.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transaction in different years for income tax reporting purposes than for financial reporting purposes. These include Bonus and Vacation accruals, Litigation reserve, Interest expense on Federal Income tax and the earn-out component of the Signator sales agreement. As of December 31, 2017, the deferred income tax asset was $822.

On December 22, 2017, the Tax Cuts and Jobs Act ("TCJA") (HR 1, Pub. L. 115-97) was signed into law and reduced the federal tax rate to 21%. As a result, the Company reduced its net deferred tax asset balance by $401.

The Company has analyzed all material tax positions under the guidance of ASC 740, Income Taxes, related to the accounting for uncertainty in income tax and determined there were tax benefits of $0 and $14, respectively, which should not be recognized at December 31, 2017 and December 30, 2016, which is primarily related to Los Angeles Gross Receipts audit. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

(Dollars in thousands)

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The total interest payable as of December 31, 2017 is $108.

The Company's federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2008. An examination is in progress for the year 2009 through 2013. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

5. Related Party Transactions

The Company earns revenue sharing fees for selling non-affiliated insurance and mutual fund products. A portion of these activities are performed by World Financial Group, Inc. ("WFG"), an affiliated entity. WFG also acts as the paymaster for the Company.

The Company is a member of a group of affiliated companies that are engaged in the sale of proprietary and nonproprietary life insurance, annuities, and other investment-related activities. Commission revenue receivable from affiliated companies was $229 as of December 31, 2017.

The Company is party to cost-sharing agreements between Transamerica affiliated companies, providing general administrative services as needed. The outstanding continuing operations payable associated with the cost sharing agreement totaled $529.

During 2017, the Company paid dividends of $5,163, $3,762, and $1,075 to AUSA, AAM, and CGC respectively. During 2017, the Company received capital contributions of $59, $43, and $12 from AUSA, AAM, and CGC respectively, pursuant to the tax sharing agreement, which the Company earned a benefit based off the participation of the consolidated tax return with the Parent.

6. Commitments and Contingencies

The Company is involved in litigation and arbitrations in the normal course of business. These matters include, but are not limited to, claims relating to alleged registered representative misconduct, in which recovery of compensatory and/or punitive damages may be sought. The Company is, from time to time, also involved in regulatory investigations, actions, and inquiries. In all such matters, the Company has cooperated fully with the applicable regulatory agency or self-regulatory organization.

The Company assesses its liabilities and contingencies utilizing available information. For those matters where it is probable the Company will incur a potential loss and the amount of the loss is reasonably estimated, in accordance with FASB ASC No. 450, *Contingencies*, an accrued liability has been established. These reserves represent the Company's aggregate estimate of the potential loss contingency at December 31, 2017 for all legal matters including the pending SEC formal investigation that was previously disclosed in the Company's Form ADV, Part 2A filed on September 25, 2017, and are believed to be sufficient. Such liabilities may be adjusted from time to time to reflect any relevant developments.

As of December 31, 2017, the Company recorded $3,060 for pending legal and regulatory matters in other liabilities on the Statement of Financial Condition.

7. Guarantees

In the normal course of business, the Company indemnifies and guarantees clearing agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. Pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2017, unsecured debits totaled $25. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only takes trades with customer invested funds, it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications as of December 31, 2017. In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contract.

8. Subsequent Events

The financial statement is adjusted to reflect events that occurred between the balance sheet date and the date when the financial statement is issued, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet are disclosed, but do not result in an adjustment of the financial statement themselves. No subsequent events have been identified that require adjustment to or disclosure in the financial statement.